Exhibit 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Acasti Pharma Inc.

545 Promenade du Centropolis
Suite 100

Laval, Québec H7T 0A3

Item 2	Date of Material Change

August 15, 2017.

Item 3	News Release

On August 16, 2017, Acasti Pharma Inc. (Acasti or the Corporation) issued a press release indicating the material change, which was distributed through the facilities of Marketwire and SEDAR.

Item 4	Summary of Material Change

On August 16, 2017, the Corporation announced that the following individuals were elected as directors of Acasti at its Annual and Special Meeting of Shareholders, held in Montreal, Canada on August 15, 2017 (the “AGM”): Janelle D’Alvise, Jean-Marie (John) Canan, Roderick N. Carter, Richard P. Schottenfeld and Katherine Crewe.

Item 5	Full Description of Material Change

On August 16, 2017, the Corporation announced that the following individuals were elected as directors of Acasti at its Annual and Special Meeting of Shareholders, held in Montreal, Canada on August 15, 2017 (the “AGM”): Janelle D’Alvise, Jean-Marie (John) Canan, Roderick N. Carter, Richard P. Schottenfeld and Katherine Crewe. Immediately prior to the AGM, Pierre Fitzgibbon and James S. Hamilton, who had been candidates for election to the Board and listed in the management proxy circular dated July 13, 2017, withdrew their candidacies for election to the Board. Mr. Fitzgibbon’s withdrawal followed his resignation from the board of directors of Neptune Technology & Bioressources Inc. (“Neptune”). At the AGM, Neptune nominated Richard P. Schottenfeld and Katherine Crewe in their place. Following the AGM, Mr. Schottenfeld was appointed as an independent member to the Audit Committee of Acasti (to serve along with Mr. Canan and Dr. Carter). The detailed results of the vote for the election of directors are set out below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Non-Votes
Janelle D’Alvise	5,099,694	100.0%	0	0.0%	3,667,855
Jean-Marie (John) Canan	5,099,694	100.0%	0	0.0%	3,667,855
Roderick N. Carter	5,099,694	100.0%	0	0.0%	3,667,855
Richard P. Schottenfeld	5,099,694	100.0%	0	0.0%	0
Katherine Crewe	5,099,694	100.0%	0	0.0%	0

About Richard P. Schottenfeld

Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group Holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City, U.S.A. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

About Katherine Crewe, ICD.D

Ms. Crewe has spent 30 years in the medical device and pharmaceutical manufacturing space for companies with sales and distribution networks spanning the globe. During her career, she held several executive positions in various operations and quality management positions, most recently as Managing Director, Canadian operations, at Mallinckrodt Pharmaceuticals. Ms. Crewe is currently Chair of TEC Canada. Ms. Crewe holds a Master of Engineering (Biomedical) from McMaster University and a Bachelor of Science (Chemical Engineering) from Queen’s University.

Re-appointment of KPMG LLP as independent auditors

At the AGM, the shareholders also re-appointed KPMG LLP, Chartered Professional Accountants, as independent auditors of the Corporation for the ensuing year.

Amendments to the Corporation Stock Option Plan and Equity Incentive Plan

At the AGM, disinterested shareholders approved amendments to the Stock Option Plan in order to increase the fixed number of Common Shares that may be issued upon the exercise of all options granted under such plan, as follows (the “Amended Stock Option Plan”): from 2,142,407 Common Shares (representing twenty percent (20%) of the number of Common Shares issued and outstanding as of February 29, 2016) to 2,940,511 Common Shares (representing twenty percent (20%) of the issued and outstanding Common Shares as of March 31, 2017), inclusive of (i) the 2,142,407 Common Shares reserved for outstanding options under the Stock Option Plan as of June 28, 2017, the Record Date for purposes of the AGM (which represent approximately 14.56% of the issued and outstanding Common Shares as of the Record Date) and (ii) the 798,104 Common Shares reserved for issuance pursuant to additional grants (which represent approximately 5.42% of the issued and outstanding Common Shares as of the Record Date).

At the AGM, disinterested shareholders also approved amendments to the Equity Incentive Plan (i) to set the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan, if and for so long as the Common Shares are listed on the TSX-V, to an aggregate number that shall not exceed the lower of (x) 367,563 Common Shares (representing 2.5% of the number of Common Shares issued and outstanding as of March 31, 2017), up from 267,800 Common Shares (representing 2.5% of the number of Common Shares issued and outstanding as of February 29, 2016), and (y) twenty percent (20%) of the issued and outstanding Common Shares as of March 31, 2017, representing 2,940,511 Common Shares (up from 2,142,407 Common Shares, representing twenty percent (20%) of the number of Common Shares issued and outstanding as of February 29, 2016), inclusive of Common Shares issuable pursuant to options issued under the Amended Stock Option Plan (the “Amended Equity Incentive Plan”).

The Amended Stock Option Plan and the Amended Equity Incentive Plan are subject to TSX-V final approval.

Ratification of Stock Option Grants

At the AGM, disinterested shareholders approved a resolution to approve, ratify and confirm a previous grant of a total of 373,600 options to purchase Common Shares of the Corporation to certain directors and officers of the Corporation, as further described in the management proxy circular dated July 13, 2017.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For any inquiries with respect to this material change report, please contact Jan D’Alvise, President and Chief Executive Officer, at (450) 686-4555.

Item 9	Date of Report

August 25, 2017.